08027544

SEC Processing Section

FEB 28 2008

Washington, DC 103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Libra Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 Wilshire Blvd., Suite 870
(No. and Street)

Los Angeles (City) | CA (State) | 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jess M. Ravich | (310) 312-5600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000 (Address) | Los Angeles (City) | CA (State) | 90071 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }

County of Los Angeles }

On 2/5/08 (Date) before me, Carolina Garcia Notary Public (Here Insert Name and Title of the Officer),

personally appeared Jess Rawick (Name(s) of Signer(s))

,

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Carolina Garcia (Signature of Notary Public)

CAROLINA GARCIA
Commission # 1763780
Notary Public - California
Los Angeles County
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Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

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KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Manager
Libra Securities, LLC:

We have audited the accompanying statement of financial condition of Libra Securities, LLC (the Company) as of December 31, 2007 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Libra Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2008

LIBRA SECURITIES, LLC

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	3,053,441
Restricted cash		473,364
Securities held, at fair value		2,887,572
Note receivable		1,300,000
Prepaid expenses		91,162
Other assets		450,759
Total assets	$	8,256,298

Liabilities and Member's Equity

Liabilities:		
Accrued compensation and benefits	$	1,231,090
Accounts payable and other accrued expenses		240,323
Total liabilities		1,471,413
Member's equity		6,784,885
Total liabilities and member's equity	$	8,256,298

See accompanying notes to financial statements.

LIBRA SECURITIES, LLC

Statement of Operations

Year ended December 31, 2007

Revenues:		
Corporate finance service fees	$	19,182,529
Net trading gains		1,801,231
Commission income		138,125
Interest and dividends		489,821
Rent income		280,559
Total revenues		21,892,265
Expenses:		
Employee compensation and benefits		14,360,814
Occupancy and equipment		1,043,552
Promotional		379,478
Communication and data processing		322,047
Professional fees		267,757
Other		564,586
Total expenses		16,938,234
Net income	$	4,954,031

See accompanying notes to financial statements.

LIBRA SECURITIES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2007

Balance at December 31, 2006	$	6,588,643
Distribution to member		(4,757,789)
Net income		4,954,031
Balance at December 31, 2007	$	6,784,885

See accompanying notes to financial statements.

LIBRA SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	4,954,031
Adjustments to reconcile net income to net cash provided by operating activities:		
Securities received in exchange for corporate finance services		(1,112,281)
Securities distributed as employee compensation		654,017
Changes in assets and liabilities:		
Restricted cash		8,633
Securities held, at fair value		(742,439)
Note receivable		(1,300,000)
Prepaid expenses		5,961
Other assets		(421,679)
Accrued compensation and benefits		343,190
Accounts payable and other accrued expense		(5,232)
Net cash provided by operating activities		2,384,201
Cash flows from financing activity:		
Distribution to member		(4,746,576)
Net cash used in financing activity		(4,746,576)
Net decrease in cash		(2,362,375)
Cash and cash equivalents, beginning of year		5,415,816
Cash and cash equivalents, end of year	$	3,053,441
Supplemental disclosure of cash flow information:		
Noncash capital distribution	$	11,213

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Libra Securities, LLC (Libra or the Company), a Delaware limited liability company, is a wholly owned subsidiary of Libra Securities Holdings, LLC (Libra Holdings) and is a registered broker-dealer.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Pershing LLC, a Bank of New York Mellon Company.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit with a financial institution. The account balance periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Cash equivalents represent investments in money market accounts, which are readily convertible into cash.

(b) Securities Transactions

Proprietary securities transactions are recorded on a settlement date basis, which does not materially differ from trade-date basis.

Marketable securities are reported at fair value based on quoted prices, and securities not readily marketable are reported at fair value as determined by management, with all changes in fair value and associated realized gains and losses on securities transactions included in net trading gains in the accompanying statement of operations.

(c) Underwriting and Corporate Finance Services

Underwriting revenues include gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter. Corporate finance services revenues include fees arising from securities offerings in which the Company acts as placement agent and also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Corporate finance services fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(d) Commissions

Commission income and related clearing expenses are recorded on a settlement-date basis as securities transactions occur, which does not materially differ from trade-date basis.

(e) Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes, and accordingly are not subject to income taxes. For tax purposes, income or losses of the Company are the responsibility of

(Continued)

Libra Holdings and are included in the tax returns of Libra Holdings. The Company is subject to, and has provided for, the minimum state and local franchise taxes, which are recorded within other expenses in the accompanying statement of operations.

(f) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents and certain receivables, are carried at fair value or contracted amounts, which approximate fair value, due to the short period to maturity. Similarly, liabilities, including certain payables and accrued expenses, are carried at amounts approximating fair value.

(g) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) Membership Interests

The Company's sole member, Libra Holdings (the Member), shall have the right, but not the obligation, to make additional capital contributions in such additional amounts as the Company may from time to time request, upon authorization of the board of managers. The Member may lend money to, borrow money from, act as a surety, guarantor, or endorser for, guarantee or assume one or more obligations of, provide collateral for, and transact other business with the Company and, subject to other applicable law, has the same rights and obligations with respect to any such matter as a person who is not the Member.

(4) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution, settlement, and financing of various principal securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

(5) Concentration of Credit Risk

The Company's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks, and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry, or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

(6) Defined Contribution Plan

The Company participates in a defined contribution retirement plan covering all eligible full-time employees. If the Company elects to make a contribution to the plan in any year, the amount of the

contribution is based on a percentage of covered compensation paid to participating employees during each year. The Company's expense related to this plan was $9,614 for 2007, which is included in employee compensation and benefits in the accompanying statement of operations.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). By definition of this rule, the Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of total aggregate indebtedness arising from customer transactions. At December 31, 2007, the Company had net capital as defined for regulatory purposes of $1,572,028 which was $1,472,028 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 was 0.94 – to – 1.

(8) Commitments and Contingencies

The Company leases office space under noncancelable leases in Los Angeles and New York, with terms in excess of one year. The Company has also entered into a noncancelable sublease agreement with Caltius Capital Management, an affiliated company, in which the Company receives rent income. As of December 31, 2007, future minimum lease payments and receipts under these noncancelable operating leases are as follows:

2008	$	942,344
2009		975,001
2010		1,017,182
2011		984,749
2012		91,585
Total minimum lease payments	$	4,010,861
Total minimum sublease receipts	$	1,214,725

Rent expense and rent income under these leases were $947,366 and $280,559, respectively, for the year ended December 31, 2007. Rent expense is included in the occupancy and equipment expense in the accompanying statement of operations.

In the normal course of business, a broker dealer may be subject to claims or litigation. It is the Company's policy to accrue for liabilities associated with such claims or litigation when a liability is deemed probable and estimable.

(9) Note Receivable

The Company has provided a non related party with $1,300,000 in exchange for a note for the same amount, with interest on unpaid principal at a rate of 15% per annum. The Company expects to recover the full amount of the note, plus interest, within one year of issuance.

(10) Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value, established a framework for measuring fair value, and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has evaluated the impact of SFAS 157 and has determined that the application will not have a material impact on its financial condition and results of operations.

Schedule 1

LIBRA SECURITIES, LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

Net capital:		
Total member's equity	$	6,784,885
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		2,887,572
Note receivable		1,300,000
Prepaid expenses		91,162
Other assets		924,123
Fidelity Bond Deductible		10,000
Net capital	$	1,572,028
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	1,471,413
Total aggregate indebtedness	$	1,471,413
Computation of basic net capital requirement:		
Net capital required – greater of $100,000 or 6-2/3% of aggregate indebtedness of $1,471,413	$	100,000
Net capital in excess of requirements		1,472,028
Ratio of aggregate indebtedness to net capital		0.94 – to – 1

The computation of net capital under Rule 15c3-1 as of December 31, 2007, computed by Libra Securities, LLC in its amended Form X-17a-5, Part II, as filed on February 20, 2008, does not materially differ from the above computation, which is based upon the accompanying audited financial statements.

See accompanying independent auditors' report.

LIBRA SECURITIES, LLC

Computation for Determination of Reserves Required under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

Exemption is claimed under paragraph (k)(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule 3

LIBRA SECURITIES, LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

Exemption is claimed under paragraph (k)(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Accounting Control Required by Rule 17a-5

The Manager
Libra Securities, LLC:

In planning and performing our audit of the financial statements of Libra Securities, LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Manager, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2008

END